AIS

04035401

RECEIVED
2004 JUL -9 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 2, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, CP-AIS 074/2004 and CP-AIS 086/2004**

  Subject: The Investment by Advanced Info Service Public Company Limited in Data Line Thai Company Limited

  Date: July 1, 2004

  Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in June 2004.

  Date: July 2, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
July 1, 2004

AIS-CP 074/2004

July 1, 2004

Subject: The Investment by Advanced Info Service Public Company Limited in Data Line Thai Company Limited

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (ADVANC) would like to inform the SET about the investment in Data Line Thai Company Limited (DLT). The details are as follows:

Parties Involved

Buyer: Advanced Info Service Public Company Limited (ADVANC)

Seller: AT Cyber Company Limited (ATC), which holds 65% of DLT's shares

Relationship with Listed Company

Shin Corporation Public Company Limited (SHIN) is the major shareholder of both ADVANC and ATC. The details are as follows:

- SHIN holds 42.94% of ADVANC
- SHIN holds 90.91% of AD Venture Company Limited, which holds 47.50% of Arc Cyber Company Limited. Arc Cyber holds 100% of ATC

General Characteristics of the Transaction

The Company purchased 975,000 shares, i.e. 65%, of the shares of DLT. The Value of investment is Baht 2,413,469. (Consideration from the book value of DLT as of June 30, 2004, approximately 4.9 MB.)

Objective of investment

To increase the value of the business by diversifying the network communication system

Source of capital

Working capital of the company

Details of the Investment

Company name:	Data Line Thai Company Limited
Nature of business:	Internet service
Paid-up capital:	1,500,000 shares at par value Baht 10
Proportion of securities holding before:	-none-
Proportion of securities holding after:	65%

Value of Investment

Baht 2,413,469

Regulations of Disclosure

This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is less than 0.03% of net tangible assets of the company as of March 31, 2004.

Summary Translation Letter
To the Stock Exchange of Thailand
July 2 2004

AIS-CP 086/2004

July 2, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in June 2004.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details	ESOP Grant I	ESOP Grant II
The number of warrants	14,000,000 Units	8,467,200 Units
Issue Date	March 27,2002	May 30,2003
Exercise Price	Baht 47.402 per share.	Baht 42.840 per share.
Exercise Ratio	1 warrant per 1.01261 ordinary shares	
Maturity of Warrants	5 years from the first date of the issuance and offering of warrants.	

The Company would like to report the results of the exercise of warrants (ESOP Grant I and II) in June 2004, as follows:

Details	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	298,900 units	404,400 units
The number of remaining unexercised warrants	6,617,800 units	7,559,100 units
The number of ordinary shares derived from this exercise	302,667 shares	409,494 shares
The number of remaining ordinary shares reserved for warrants	6,654,958 shares	7,594,997 shares